Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小 馬 智 行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

GRANT OF RSUs PURSUANT TO THE 2026 SHARE SCHEME

Pursuant to Rule 17.06A, Rule 17.06B and Rule 17.06C of the Listing Rules, the Board announces that on July 9, 2026, the Company has resolved to grant a total of 1,326,736 RSUs under the 2026 Share Scheme to 107 employees of the Group (the “Employee Grants”). The Employee Grants are subject to the terms and conditions of the 2026 Share Scheme and the award agreements entered into between the Company and each of the Grantees.

Details of the Employee Grants are set out below:

Date of the Employee Grants	July 9, 2026 (after trading hours during Hong Kong Time)

Number of RSUs granted and Grantees	1,326,736 to 107 employees of the Group, who are eligible participants pursuant to the 2026 Share Scheme (representing 0.31% of the total number of issued shares of the Company as at the date of this announcement (excluding treasury shares))

Purchase price of RSUs granted	Nil

Closing price of the Class A Ordinary Shares and ADSs on the date of the Employee Grants	HK$52.95 per Class A Ordinary Share, for Class A Ordinary Shares traded on the Stock Exchange on July 9, 2026 (Hong Kong Time). US$6.79 per ADS, for ADSs traded on the Nasdaq on July 8, 2026 (U.S. Eastern Time), being the trading day on the Nasdaq immediately preceding the date of the Employee Grants.

Vesting period	25% of the 3,200 RSUs and 25% of the 1,323,536 RSUs granted shall vest on the first anniversary of their respective vesting commencement dates (being March 31, 2026 and June 30, 2026, respectively), and the remaining 75% shall vest equally at the end of each quarter thereafter.

* For identification purpose only

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As set out above, the RSUs will be vested in several batches with a total vesting period of four years. Due to administrative reason, the period between the grant date and the first anniversary of the vesting commencement date is less than 12 months to reflect the time from which the RSUs would have been granted as permitted by the 2026 Share Scheme. It is a specific circumstance where a shorter vesting period of RSUs may be permitted as set out in the terms of the 2026 Share Scheme.

Performance targets	There are no performance targets attached to the Employee Grants.

Clawback mechanisms	The Employee Grants are subject to the clawback mechanism under the 2026 Share Scheme. For details of the clawback mechanism, please refer to the paragraph headed “Lapse or Cancellation of Awards, and Clawback Mechanism” in the Letter from the Board as contained in the circular of the Company dated February 5, 2026.

There are no arrangements for the Company or any of its subsidiaries to provide financial assistance to the Grantees to facilitate the purchase of the RSUs granted under the 2026 Share Scheme.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, none of the Grantees is a Director, or a chief executive, or a substantial Shareholder, or an associate of any of them. The Employee Grants would not result in a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares, if any) in any 12-month period up to and including the date of the Employee Grants. The Employee Grants are not subject to approval of the Shareholders.

Reasons for and Benefits of the Employee Grants

The purpose of the 2026 Share Scheme is to, among others, recognize and reward eligible persons for their contribution to the Group; and to encourage and retain eligible persons to make contributions to the long-term development of the Group.

The Company believes that the Employee Grants serve to provide Grantees incentive for the persistent devotions in the development of the Group’s business by further aligning the interests of the Group with them, and to recognize their contributions to the development of the Group, which is in the interest of the long-term development of the Company and aligns with the purposes of the 2026 Share Scheme.

Number of Shares Available for Future Grant

The Employee Grants will be satisfied through utilizing the Class A Ordinary Shares or equivalent ADSs each representing one Class A Ordinary Share registered in the name of the depositary bank, within the plan limit of the 2026 Share Scheme. As at the date of this announcement and following the Employee Grants, a total of 33,403,943 awards (representing equal number of underlying Class A Ordinary Shares) remain available for future grants under the Scheme Limit, and a total of 4,060,385 awards (representing equal number of underlying Class A Ordinary Shares) remain available for future grants under the Service Providers Limit.

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DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2026 Share Scheme”	the 2026 share scheme adopted by the Company on April 2, 2026

“ADS(s)”	American depositary shares, each representing one Class A Ordinary Share

“Board”	the board of Directors

“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring a holder of a Class A ordinary share (1) vote per share on all matters subject to the vote at general meetings of the Company

“Company”	Pony AI Inc. (Stock Code: 2026, Nasdaq Symbol: PONY), an exempted company with limited liability incorporated under the laws of the Cayman Islands on November 4, 2016

“Director(s)”	the director(s) of the Company, from time to time

“Grantee(s)”	grantee(s) of the Employee Grants

“Group”	the Company together with its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“RSU(s)”	restricted share unit(s)

“Scheme Limit”	the total number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted under the 2026 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to other awards schemes of the Company, which shall not exceed 10% of the total number of Shares in issue as at April 2, 2026 (being the date of adoption of the 2026 Share Scheme), i.e. 43,354,155 Class A Ordinary Shares (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares)

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“Service Providers Limit”	the total number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the awards granted and to be granted to service providers under the 2026 Share Scheme, which shall not exceed 1.0% of the total number of Shares in issue as at April 2, 2026 (being the date of adoption of the 2026 Share Scheme), i.e. 4,335,415 Class A Ordinary Shares (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares)

“Share(s)”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

By order of the Board
Pony AI Inc. Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, July 9, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as the executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as the non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as the independent non-executive directors.

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